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SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Health Care REIT, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42217K106
(CUSIP Number)

January 21, 1999
(Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 42217K106                 13G                    Page 2 of 7 Pages

____________________________________________________________________________
     (1) NAME OF REPORTING PERSON Five Arrows Realty Securities II L.L.C. I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON (ENTITIES ONLY)

_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        2,926,830 shares (fn1)
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        2,926,830 shares (fn1)
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                        2,926,830 shares (fn1)
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.4%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(fn1) Represented by the 3,000,000 shares of Series C Cumulative Convertible Preferred Stock that Five Arrows Realty Securities II L.L.C. is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.


CUSIP No. 42217K106                 13G                    Page 3 of 7 Pages

____________________________________________________________________________
     (1) NAME OF REPORTING PERSON Rothschild Realty Investors IIA L.L.C. I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        2,926,830 shares (fn1)
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        2,926,830 shares (fn1)
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                        2,926,830 shares (fn1)
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.4%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 42217K106                 13G                    Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Health Care REIT, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     Mr. Edward Lange, Chief Financial Officer, One Seagate, Suite 1950, P.O. Box 1475, Toledo, Ohio 43604

Item 2(a).     Name of Person Filing:

     This statement is being filed on behalf of (i) Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows"), and
(ii) Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

     The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

Item 2(b).     Address of Principal Business Office:

     The business address of each of Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York, 10020.

Item 2(c).     Citizenship:

       Five Arrows and Rothschild are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $1.00 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

     42217K106



CUSIP No. 42217K106                 13G                    Page 5 of 7 Pages

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with
                    13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in accordance
                    with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ]   Savings Association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,
          (i) [ ]   Church Plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


Item 4.   Ownership.

A. Five Arrows Realty Securities II L.L.C.
              (a) Amount beneficially owned: 2,926,830 shares (represented by the 3,000,000 shares of Series C Cumulative Convertible
Preferred Stock that Five Arrows Realty Securities II L.L.C.
is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)
              (b) Percent of class: 9.4% The percentages used herein and in the rest of Item 4 are calculated based upon the 28,317,335 shares of Common Stock issued and outstanding as of March 1, 1999, as reported in the Form 10-K of the Company for the fiscal year ended December 31, 1998, as filed on March 5, 1999.
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,926,830 shares (represented by the 3,000,000 shares of Series C
Cumulative Convertible Preferred Stock that Five Arrows
Realty Securities II L.L.C. is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)
               (iii) Sole power to dispose or direct the disposition: -0-


CUSIP No. 42217K106                 13G                  Page 6 of 7 Pages

                (iv) Shared power to dispose or direct the disposition:
2,926,830 shares (represented by the 3,000,000 shares of Series C Cumulative Convertible Preferred Stock that Five
Arrows Realty Securities II L.L.C. is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)

B. Rothschild Realty Investors IIA L.L.C.
              (a) Amount beneficially owned: 2,926,830 shares (represented by the 3,000,000 shares of Series C Cumulative Convertible
Preferred Stock that Five Arrows Realty Securities II L.L.C.
is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)
              (b) Percent of class: 9.4%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,926,830 shares (represented by the 3,000,000 shares of Series C
Cumulative Convertible Preferred Stock that Five Arrows
Realty Securities II L.L.C. is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
2,926,830 shares (represented by the 3,000,000 shares of Series C Cumulative Convertible Preferred Stock that Five
Arrows Realty Securities II L.L.C. is obligated to purchase on or before October 21, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into .97561 shares of Common Stock, subject to adjustment.)

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.



CUSIP No. 42217K106                 13G                    Page 7 of 7 Pages

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 28, 1999

                                    /s/ Matthew W. Kaplan
                                    Manager of
                                    Five Arrows Realty Securities II L.L.C.



                                    /s/ Matthew W. Kaplan
                                    Manager of
                                    Rothschild Realty Investors IIA L.L.C.